Exhibit 99.9

APPENDIX I AMENDED EQUITY INCENTIVE PLAN

Equity Incentive Plan

Perion Network Ltd.

EQUITY INCENTIVE PLAN

(*In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

This plan, as amended from time to time, shall be known as Perion Network Ltd. Equity Incentive Plan (the “Plan”).

1.	PURPOSE OF THE PLAN

The Plan  is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Plan.

The attached “U.S. Addendum to the Plan”  (the “Addendum”) is hereby incorporated as part of this Plan, effective as of the date that the Board adopts the Addendum (the “Addendum Date”), and shall be coterminous with the Plan.  The purpose of the Addendum is to permit the Company to grant Stock Awards to employees and other service providers who are U.S. Persons (as defined in the Addendum). To the extent granted to U.S. Persons, Any Options ]shall be designated for United States tax and legal purposes as non-qualified stock options or, if the Plan  and Addendum are approved by the Company’s shareholders within 12 months of the Addendum Date, such Options may be designated as“Incentive Stock Options” in accordance with Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

2.	DEFINITIONS

For purposes of the Plan and related documents, including the Stock Award Agreement, the following definitions shall apply:

2.1	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2	“Approved 102 Stock Award” means a Stock Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Stock Award Holder.

2.3	“Board” means the Board of Directors of the Company.

2.4	“Capital Gain Stock Award” as defined in Section 5.3 below.

2.5
“Cause” means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Stock Award Holder’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Stock Award Holder’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

2.6
“Change of Control” means an event following which the persons and/or entities that control the Company, directly or indirectly, at the time of adoption of this Plan, shall cease to have the right to appoint, directly or indirectly, independently, or together with another person or entity (as a result of an agreement with such person or entity, or otherwise), 50% or more of the members of the Board.

2.7	“Chairman” means the chairman of the Committee.

2.8	“Committee” means the compensation committee appointed by the Board, which shall consist of no fewer than two members of the Board.

2.9	“Company” means Perion Network Ltd., an Israeli company.

2.10	“Companies Law” means the Israeli Companies Law 5759-1999.

2.11	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.12	“Date of Grant” means, the date of grant of a Stock Award, as determined by the Board and set forth in the Stock Award Agreement.

2.13	“Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.14	“Expiration date” means the date upon which the Stock Award shall expire, as set forth in Section 10.2 of the Plan.

2.15	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable. Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.16	“IPO” means the initial public offering of the Company’s shares.

2.17	“Plan” means this Equity Incentive Plan.

2.18	“ITA” means the Israeli Tax Authorities.

2.19	“Non-Employee” means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.20	“Ordinary Income Stock Award” ” as defined in Section 5.3 below.

2.21	“Option” means an option to purchase one or more Shares of the Company pursuant to the Plan.

2.22	“102 Stock Award” means any Stock Award granted to Employees pursuant to Section 102 of the Ordinance.

2.23	“3(i) Stock Award” means a Stock Award granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.24	“Ordinance” means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.25	“Purchase Price” means the price for each Share subject to a Stock Award.

2.26	“RSU” means Restricted Stock Unit, as defined in Section 13 below.

2.27
“Restricted Stock” means a Share issued under the Plan to a Stock Award Holder for such consideration, if any, and subject to such restrictions as established by the Company, as detailed in Section 14 below.

2.28
“Sale” means the sale of all or substantially all of the issued and outstanding share capital of the Company. For purposes of a Sale, whether “all or substantially all of the issued and outstanding share capital of the Company is to be sold”, shall be finally and conclusively determined by the Board in its absolute discretion.

2.29	“Section 102” means section 102 of the Ordinance as now in effect or as hereafter amended.

2.30	“Share” means the ordinary shares, NIS 0.01 par value each, of the Company.

2.31	“Stock Award(s)” means all kinds of stock based awards, including, but not limited to, Options, Restricted Stock and Restricted Stock Unit.

2.32	“Stock Award Agreement” means the Stock Award agreement between the Company and a Stock Award Holder that sets out the terms and conditions of a Stock Award.

2.33	“Stock Award Holder” means a person who receives or holds a Stock Award under the Plan.

2.34	“Successor Company” means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.35	“Transaction” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)           a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its subsidiaries;
(ii)           a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the outstanding securities of the Company resulting in a Change of Control;
(iii)           a merger, consolidation or similar transaction resulting in a Change of Control;
(iv)           a merger, consolidation or reorganization following which the Company is the surviving corporation but the Shares of the Company outstanding immediately preceding the merger, consolidation or reorganization are converted or exchanged by virtue of the merger, consolidation or reorganization into other property, whether in the form of securities, cash or otherwise (the "Reorganization").

Whether a transaction is a “Transaction” as defined above, shall be finally and conclusively determined by the Board in its absolute discretion.

2.36	“Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.37	“Unapproved 102 Stock Award” means a Stock Award granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.38	“Vested Stock Award” means any Stock Award, which has already been vested according to the Vesting Dates.

2.39
“Vesting Dates” means, as determined by the Board or by the Committee, the date as of which the Stock Award Holder  shall be entitled to exercise or sell the Stock Award, or receive Shares represented by a Stock Award, as applicable  or part thereof, , as set forth in section 11 of the Plan.

3.	ADMINISTRATION OF THE PLAN

3.1
The Board shall have the power to administer the Plan either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company’s Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason.

3.2
The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3
The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Stock Awards Agreements, including, but not limited to, the number of Stock Awards to be granted to each Stock Award Holder,  the number of Shares to be covered by each Stock Award, provisions concerning the time and the extent to which the Stock Awards may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Stock Award; (iv) make an election as to the type of 102 Approved Stock Award ; and (v) designate the type of  Stock Award.

The Committee shall have full power and authority to: (i) alter any restrictions and conditions of any Stock Awards or Shares subject to any Stock Awards (ii) interpret the provisions and supervise the administration of the Plan; (iii) accelerate the right of a Stock Holder to exercise in whole or in part, any previously granted Stock Award ; (iv) determine the Purchase Price of the Stock Award; (v) prescribe, amend and rescind rules and regulations relating to the Plan; and (vi) make all other determinations deemed necessary or advisable for the administration of the Plan, including, without limitation, to adjust the terms of the Plan or any Stock Awards  Agreement so as to reflect (a) changes in applicable laws and (b) the laws of other jurisdictions within which the Company wishes to grant Stock Award.

3.4
The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Stock Award, in exchange for the surrender and cancellation of such Stock Award, a new Stock Award having a purchase price equal to, lower than or higher than the Purchase Price of the original Stock Award so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan.

3.5
Subject to the Company’s Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of the Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Stock Award to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company’s Articles of Association, as the same may be in effect from time to time.

3.7	The interpretation and construction by the Committee of any provision of the Plan or of any Stock Award Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.8
Subject to the Company’s Articles of Association and the Company’s decision, and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4.	DESIGNATION OF PARTICIPANTS

4.1
The persons eligible for participation in the Plan  as Stock Holders  shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees who are Israeli residents for tax purposes may only be granted 102 Stock Awards; (ii) Non-Employees who are Israeli residents for tax purposes may only be granted 3(i) Stock Awards; (iii) Controlling Shareholders who are Israeli residents for tax purposes may only be granted 3(i) Stock Awards; and (iv) U.S. Persons may only be granted Stock Awards s in accordance with the Addendum.

4.2
The grant of a Stock Award hereunder shall neither entitle the Stock Award Holder  to participate nor disqualify the Stock Award Holder from participating in, any other grant of Stock Award pursuant to the Plan or any other option, stock award or share plan of the Company or any of its Affiliates.

4.3
Anything in the Plan to the contrary notwithstanding, all grants of Stock Awards to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF STOCK AWARDS PURSUANT TO SECTION 102

5.1	The Company may designate Stock Awards granted to Employees pursuant to Section 102 as Unapproved 102 Stock Awards or Approved 102 Stock Award.

5.2	The grant of Approved 102 Stock Award shall be made under this Plan adopted by the Board as described in Section 17 below, and shall be conditioned upon the approval of this Plan by the ITA.

5.3	Approved 102 Stock Award may either be classified as Capital Gain Stock Award (“CGSW”) or Ordinary Income Stock Award (“OISA”).

5.4
Approved 102 Stock Award elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGSW.

5.5
Approved 102 Stock Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OISW.

5.6
The Company’s election of the type of Approved 102 Stock Awards as CGSW or OISA granted to Employees (the “Election”), shall be appropriately filed with the ITA in the framework of the request for the approval of this Plan, which shall be submitted to ITA at least 30 days prior to the Date of Grant of an Approved 102 Stock Award. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Stock Awards under this Plan and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Stock Awards. The Election shall obligate the Company to grant only the type of Approved 102 Stock Awards it has elected, and shall apply to all Stock Awards Holders who were granted Approved 102 Stock Awards during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Stock Awards simultaneously.

5.7	All Approved 102 Stock Awards must be held in trust by a Trustee, as described in Section 6 below.

5.8
For the avoidance of doubt, the designation of Unapproved 102 Stock Awards and Approved 102 Stock Awards shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9
The provisions of the Plan and/or the Stock Awards Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Stock Awards Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the  Stock Awards Agreement, shall be considered binding upon the Company and the Stock Awards Holder

6.	TRUSTEE

6.1
Approved 102 Stock Awards which shall be granted under the Plan and/or any Shares allocated or issued upon exercise of such Approved 102  Stock Awards and/or other shares received subsequently following any realization of rights and/or any rights granted to the Stock Awards Holder by virtue of the Approved 102 Stock Awards (including bonus shares), shall be allocated or issued to the Trustee and held for the benefit of the Stock Awards Holder for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder, and in accordance with the Election made by the Company according to section 5.5 above.

6.2
Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Stock Awards prior to the full payment of the Stock Awards Holder’s tax liabilities arising from Approved 102 Stock Awards which were granted to him and/or any Shares allocated or issued upon exercise of Stock Awards.

6.3
Upon receipt of an Approved 102 Stock Awards, the Stock Awards Holder will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Approved 102 Stock Awards or Share granted to him thereunder.

7.	SHARES RESERVED FOR THE PLAN; RESTRICTION THEREON

7.1
The Company has reserved 4,368,000 (four million three hundred and sixty eight thousand) authorized but unissued Shares, for the purposes of the Plan, subject to adjustment as set forth in Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Stock Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan. Should any Stock Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to the Stock Award may again be subjected to a Stock Award under the Plan or under the Company’s other stock awards plans.

7.2
Each Stock Award grant pursuant to the Plan shall be evidenced by a written Stock Award Agreement between the Company and the Stock Award Holder, in such form as the Board or the Committee shall from time to time approve. Each Stock Award Agreement shall state, among other matters, the number of Shares to which the Stock Awards relates, the type of Stock Award granted thereunder (whether a CGSW, OISW, Unapproved 102 Stock Award or a 3(i) Stock Award), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this Plan.

8.	PURCHASE PRICE

8.1
The Purchase Price of each Share subject to a Stock Award shall be determined by the Board or by the Committee in accordance with applicable law, subject to guidelines determined by the Board from time to time. Each Stock Award Agreement will contain the Purchase Price determined for each Stock Award Holder.

8.2
The Purchase Price shall be payable upon the exercise of the Stock Award in a form satisfactory to the Committee, including without limitation, by cash or check. Notwithstanding the forms of exercise of Stock Award specified herein, the Company may (at its full and exclusive discretion), effectuate the exercise of the Options in a cash-less exercise or net-exercise, if and when, the Stock Award Holder instructs to exercise his Options for an immediate sale. The Board or the Committee, as applicable, shall have the authority to postpone the date of payment on such terms as it may determine.

8.3
The Purchase Price shall be denominated in the currency of the primary economic environment of, either the Company or the Stock Award Holder (that is the functional currency of the Company or the currency in which the Stock Award Holder is paid) as determined by the Company.

8.4
Pursuant to Section 8.2 above, the Committee may decide in its own discretion that a Stock Award Holder may exercise his/her Stock Awards in such a manner that the number of exercised Shares, due to the exercise of such Stock Awards, will reflect the premium component generated to such Stock Award Holder due to the exercise ("Cashless Exercise"). The premium component shall be calculated according to the difference between the share price on the date of exercise to the Purchase Price of the Stock Award (the "premium component").

The number of exercised Shares to which the Stock Award Holder will be entitled will equal the sum of the exercised Stock Awards multiplied by the premium component and divided by the price of the share on the date of exercise, according to the follow formula:

= Number of exercised Shares;

A = Share Price on the date of exercise;

B = Purchase Price;

C = Number of exercised Stock Awards.

D= the par value of a Company's Share

The Stock Award Holder shall not be required to pay to the Company any sum with respect to the exercise of such Stock Awards, other than a sum equal to the aggregate par value of the Cashless Exercise (which shall be paid in a manner provided in Section 8.2 above) (the “Nominal Value Sum”). However, the Company shall have the full authority in its discretion to determine at any time that the Nominal Value Sum shall not be paid and that the Company shall capitalize applicable profits or take any other action to ensure that it meets any requirement of Applicable Laws regarding issuance of Shares for consideration that is lower than the nominal value of such Shares;

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, Stock Award Holder’s rights to purchase Shares under the Plan shall be adjusted as hereafter provided:

9.1	In the event of a Transaction, immediately prior to the effective date of such Transaction, each Stock Award may, among other things, at the sole and absolute discretion of the Board, either:
(i)
Be substituted for a Successor Company's award such that the Stock Award Holder may exercise the Successor Company's award, for such number and class of securities of the Successor Company which would have been issuable to the Stock Award Holder in consummation of such Transaction, had the Stock Award been exercised, immediately prior to the effective date of such Transaction, given the exchange ratio or consideration paid in the Transaction, the Vesting Dates and performance conditions (if any) of the Stock Awards and such other terms and factors that the Board determines to be relevant for purposes of calculating the number of Successor Company's awards granted to each Participant; or

(ii)
Be assumed by any Successor Company such that the Stock Award Holder may exercise the Stock Award, for such number and class of securities of the Successor Company which would have been issuable to the Stock Award Holder in consummation of such Transaction, had the Stock Award been exercised immediately prior to the effective date of such Transaction, given the exchange ratio or consideration paid in the Transaction, the Vesting Dates and performance conditions (if any) of the Stock Awards and such other terms and factors that the Board determines to be relevant for this purpose.

(iii)
Determine that the Stock Awards shall be cashed out for a consideration equal to the difference between the price received by the shareholders of the Company in the Transaction and the Purchase Price of such Stock Award.

In the event of a clause (i) or clause (ii) action, appropriate adjustments shall be made to the Purchase Price per Share to reflect such action. In taking any of the actions permitted under this Section 9.1, the Board shall not be obligated to treat all Stock Awards, all Stock Awards held by a Stock Award Holder, or all Stock Awards of the same type, similarly.

9.2	Immediately following the consummation of the Transaction, all outstanding Stock Awards shall terminate and cease to be outstanding, except to the extent assumed by a Successor Company.

9.3
Notwithstanding the foregoing, and without derogating from the power of the Board pursuant to the provisions of the Plan, the Board shall have full authority and sole discretion to determine that any of the provisions of Sections 9.1 (i) or 9.1 (ii) above shall apply in the event of a Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of a Successor Company, or in which such consideration is solely cash or assets other than securities of a Successor Company.

9.4
If the Company is voluntarily liquidated or dissolved while unexercised Stock Award  remain outstanding under the Plan, the Company shall immediately notify all unexercised Stock Award holders of such liquidation, and the Stock Award holders shall then have ten (10) days to exercise any unexercised Vested Stock Award held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Stock Awards will terminate immediately.

9.5
If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the Plan or subject to any Stock Award  therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the Plan (as set forth in Section 7 hereof), in respect of which Stock Award have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

9.6
Anything herein to the contrary notwithstanding, in case of a Transaction, all or substantially all of the shares of the Company are to be exchanged for securities of another Company, then each Stock Award Holder shall be obliged to sell or exchange, as the case may be, any Shares such Stock Award Holder  purchased under the Plan, in accordance with the instructions issued by the Board in connection with the Transaction, whose determination shall be final.

9.7
The Stock Award Holder acknowledges that in the event that the Company’s shares shall be registered for trading in any public market, Stock Award Holder’s rights to sell the Shares may be subject to certain limitations (including a lock-up period), as will be requested by the Company or its underwriters, and the Stock Award Holder unconditionally agrees and accepts any such limitations.

9.8
Without derogating from the provisions of section 22 below, it is hereby clarified that any tax consequences arising from the exercise of the provisions of this section 9, shall be borne solely by the Stock Award Holder.

9.9
Sale. Subject to any provision in the Articles of Association of the Company and to the Board’s sole and absolute discretion, in the event of a Sale, each Stock Award Holder shall be obligated to participate in the Sale and sell his or her Shares and/or Stock Awards in the Company, provided, however, that each such Share or Stock Award shall be sold at a price equal to that of any other Share sold under the Sale (and, unless determined otherwise by the Board, less the applicable Purchase Price), while accounting for changes in such price due to the respective terms of any such Stock Award, and subject to the absolute discretion of the Board.

10.	TERM AND EXERCISE OF STOCK AWARD

10.1
Options shall be exercised by the Stock Award Holder by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Stock Award  is being exercised.

10.2
Stock Awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Stock Award Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

10.3
(a) The Options may be exercised by the Stock Award Holder in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Stock Award Holder is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

(b) Notwithstanding anything to the contrary hereinabove, Stock Awards  shall not be exercised on the determining date with respect to the distribution of bonus shares, offer by way of rights issue, distribution of dividends, consolidation of share capital, consolidation of shares, reduction or split in share capital or company split (each hereinafter referred to as a "Corporate Event"). In addition, if the Ex Date with respect to a Corporate Event occurs before the determining date relating to such Corporate Event, then the exercise of Stock Award  shall not occur on such Ex Date.

The limitations pursuant to this subsection 10.3(b) shall be in effect only as long as the Company’s securities are traded on the Tel-Aviv Stock Exchange (the "TASE").

10.4
In the event of termination of employment or service, the unvested portion of the Stock Award Holder’s shall not vest and shall not become exercisable. The effective date of termination of employer-employee relations or cessation of service shall constitute the termination date. In the event of termination of employment or service Vested Options granted to such Stock Award Holder shall expire unless extended pursuant to the provisions of section 10.5 below.

10.5
Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Stock Award  Agreement, an Option may be exercised after the date of termination of Stock Award Holder’s   employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

  (i) termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii) termination is the result of death or disability of the Stock Award Holder, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination; or -

(iii) at any time, the Committee shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Stock Award Holder  shall not have any right in connection to such outstanding Options.

10.6
Notwithstanding the foregoing provisions of Section 10.3 to 10.5, unless determined otherwise by the Committee, and for the avoidance of doubt, the transfer of a Stock Award Holder  from the employ or service of the Company to the employ or service of an Affiliate, or from the employ or service of an Affiliate to the employ or service of the Company or another Affiliate, shall not be deemed a termination of employment or service for purposes hereof.

10.7
In the event of termination of employment or service of a Stock Award Holder  of Unapproved 102 Stock Award, then such Stock Award Holder  shall be required, as a condition to his right to exercise the Stock Award  granted to him, to secure the due, timely and complete payment of any tax duty imposed upon him (including in accordance with section 22 below), by the submission to the Company of any security or guaranty approved, in advance, by the Board or the Committee.

10.8
The Stock Award Holders shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Stock Award, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Stock Award Holder  as holder of such Shares in the Company’s register of shareholders upon exercise of the Stock Award  in accordance with the provisions of the Plan, but in case of Stock Awards  and Shares held by the Trustee, subject to the provisions of Section 6 of the Plan.

10.9	Any form of Stock Award Agreement authorized by the Plan may contain such other provisions as the Committee may, from time to time, deem advisable.

11.	VESTING OF STOCK AWARDS

11.1
Subject to the provisions of the Plan, each Stock Award shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Stock Award Holder Agreement. However, no Stock Award shall be exercisable after the Expiration Date.

11.2
A Stock Award may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Stock Awards may vary.

12.	SHARES SUBJECT TO RIGHT OF FIRST REFUSAL

12.1
Notwithstanding anything to the contrary in the Articles of Association of the Company, none of the Stock Award Holders shall have a right of first refusal in relation with any sale of shares in the Company.

12.2	Any sale of Shares issued under the Plan by the Stock Award Holder that is not made in accordance with the Plan or the Stock Award Agreement shall be null and void.

13.	RESTRICTED STOCK UNITS

13.1
Subject to the sole and absolute discretion and determination of the Board, the Board may decide to grant under the Plan, Restricted Stock Unit(s) (“RSU(s)”). A RSU is a right to receive a Share of the Company, under certain terms and conditions, for a consideration of no more than the underlying Share’s nominal value. Upon the lapse of the Vesting Dates of a RSU, such RSU shall automatically vest into an exercised Share of the Company (subject to adjustments under Section 9 herein) and the Stock Award Holder shall pay to the Company its nominal value. The Board, in its sole discretion, shall determine procedures from time to time for payment of such nominal value by the Stock Award Holder or for collection of such amount from the Stock Award Holder by the Company. However, the Company shall have the full authority in its discretion to determine at any time that said nominal value shall not be paid and that the Company shall capitalize applicable profits or take any other action to ensure that it meets any requirement of applicable laws regarding issuance of Shares for consideration that is lower than the nominal value of such Shares.

13.2
Unless determined otherwise by the Board, in the event of a termination of employment or service, all RSUs granted to such Stock Award Holder that are not vested on the date of termination of employment or service, shall terminate immediately and have no legal effect.

13.3
All other terms and conditions of the Plan applicable to Options, shall apply to RSUs, mutatis mutandis.  It is clarified, that without deviating from the foregoing in Sub-Section 13.2, the provisions of Sections 10.4 and 10.6 herein, shall, mutatis mutandis, apply to RSUs.

14.	RESTRICTED STOCK

14.1	Restricted Stock may be granted upon such terms and conditions, as the Board shall determine.

14.2
Purchase Price. No monetary payment (other than payments made for applicable Taxes) shall be required as a condition of receiving Shares pursuant to a grant of Restricted Stock. Notwithstanding the foregoing, the Stock Award Holder shall furnish consideration in the form of cash having a value not less than the nominal value of the Shares subject to an award of Restricted Stock. The Board, in its sole discretion, shall determine procedures from time to time for payment of such nominal value by the Stock Award Holder or for collection of such amount from the Stock Award Holder by the Company. However, the Company shall have the full authority in its discretion to determine at any time that said nominal value shall not be paid and that the Company shall capitalize applicable profits or take any other action to ensure that it meets any requirement of applicable laws regarding issuance of Shares for consideration that is lower than the nominal value of such Shares.

14.3
Vesting and Restrictions on Transfer.  Shares issued pursuant to any Restricted Stock may (but need not) be made subject to Vesting Dates as described herein, as shall be established by the Board and set forth in the applicable Stock Award Agreement evidencing such Stock Award. During any restriction period in which Shares acquired pursuant to an award of Restricted Stock remain subject to Vesting Dates, such Shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of unless otherwise provided in the Plan. Upon request by the Company, each Stock Award Holder shall execute any agreement evidencing such transfer restrictions prior to the receipt of Shares hereunder and the Company may place appropriate legends evidencing any such transfer restrictions on the relevant share certificates.

14.4
Voting Rights; Dividends and Distributions.  Except as provided in this section and in any Stock Award Agreement, during any restriction period applicable to Shares subject to an award of Restricted Stocks the Stock Award Holder shall have all of the rights of a shareholder of the Company holding Shares, including the right to receive all dividends and other distributions paid with respect to such Shares. However, in the event of a dividend or distribution paid in Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 9, any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Stock Award Holder is entitled by reason of the Stock Award Holder’s award of Restricted Stocks shall be immediately subject to the same Vesting Dates as the Shares subject to the award of Restricted Stocks with respect to which such dividends or distributions were paid or adjustments were made.

14.5
Termination of Employment or Service.  Unless otherwise provided by the Board, in the event of termination of employment or service of a Stock Award Holder, for any reason, whether voluntary or involuntary (including the Stock Award Holder’s death or disability), then the Stock Award Holder shall forfeit to the Company any Shares acquired by the Stock Award Holder pursuant to an award of Restricted Stocks which remain subject to Vesting Dates as of the date of termination of employment or service.

14.6
All other terms and conditions of the Plan applicable to Options, shall apply to Restricted Stocks, mutatis mutandis. It is clarified, that without deviating from the foregoing in Sub-Section 14.5, the provisions of Section 10.4 and 10.6 herein, shall, mutatis mutandis, apply to Restricted Stocks.

15.	DIVIDENDS

15.1
With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Stock Award) allocated or issued upon the exercise of Stock Awards  purchased by the Stock Award Holder and held by the Stock Award Holder  or by the Trustee, as the case may be, the Stock Award Holder shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends.

15.2
During the period in which Shares are held by the Trustee on behalf of the Stock Award Holder, the cash dividends paid with respect thereto shall be paid directly to the Stock Award Holder, after deduction of any tax imposed on such cash dividends.

16.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF STOCK AWARDS

16.1
No Stock Award or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the Plan, and during the lifetime of the Stock Award each and all of such Stock Award Holder’s  rights to purchase Shares hereunder shall be exercisable only by the Stock Award Holder.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

16.2
As long as the Stock Awards and/or Shares are held by the Trustee on behalf of  the Stock Award Holder, all rights of the Stock Award Holder  over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

17.	EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan became effective as of the day it was adopted by the Board and shall terminate (except as to Stock Award outstanding on that date) December 9th, 2022, being ten (10) years from the date upon which the Board adopted an amendment extending the term of the Plan from its original expiration date, for a period of time which ends 10 years from the date of the adoption of such amendment by the Board.

18.	AMENDMENTS OR TERMINATION

The Board may at any time amend, alter, suspend or terminate the Plan. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Stock Award Holder, unless mutually agreed otherwise between the Stock Award Holder and the Company, which agreement must be in writing and signed by the Stock Award Holder and the Company. Termination of the Plan shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Stock Awards  granted under the Plan prior to the date of such termination.

19.	GOVERNMENT REGULATIONS

(a) The Plan, and the granting and exercise of Stock Awards  hereunder, and the obligation of the Company to sell and deliver Shares under such Stock Awards , shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Stock Awards , including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

(b) For the avoidance of doubt, as long as the Company’s securities are traded on the TASE, the provisions of this Plan shall be subject to the directives, rules and regulations of the TASE, as those are established from time to time ("TASE Directives"). In the event that any of the provisions of this Plan do not comply with the TASE Directives, the Board shall be entitled to automatically amend the provisions of this Plan in order to comply with the TASE Directives.

20.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the Plan nor the Stock Award  Agreement with the Stock Award Holder shall impose any obligation on the Company or an Affiliate thereof, to continue any Stock Award Holder in its employ or service, and nothing in the Plan or in any Stock Award granted pursuant thereto shall confer upon any Stock Award Holder  any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

21.	GOVERNING LAW & JURISDICTION

The Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the Plan.

22.	TAX CONSEQUENCES

22.1
Any tax consequences arising from the grant or exercise of any Stock Award, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Stock Award Holder), hereunder, shall be borne solely by the Stock Award Holder. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Stock Award Holder shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Stock Award Holder.

22.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to a Stock Award Holder until all required payments have been fully made.

22.3
To the extent provided by the terms of a Stock Award  Agreement, the Stock Award Holder  may satisfy any tax withholding obligation relating to the exercise or acquisition of Shares under a Stock Award  by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Stock Award Holder  by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) subject to the Committee’s approval on the payment date, authorizing the Company to withhold Shares from the Shares otherwise issuable to the Stock Award Holder as a result of the exercise or acquisition of Shares under the Stock Award in an amount not to exceed the minimum amount of tax required to be withheld by law; or (iii) subject to Committee approval on the payment date, delivering to the Company owned and unencumbered Shares; provided that Shares acquired on exercise of Stock Awards have been held for at least 6 months from the date of exercise.

23.	NON-EXCLUSIVITY OF THE PLAN

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Stock Awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of Stock Awards to Stock Award Holders of the Company under their employment agreements, and not in the framework of any previous plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

24.	MULTIPLE AGREEMENTS

The terms of each Stock Award may differ from other Stock Awards granted under the Plan at the same time, or at any other time. The Board may also grant more than one Stock Award to a given Stock Award Holder during the term of the Plan, either in addition to, or in substitution for, one or more Stock Awards  previously granted to that Stock Award Holder.

U.S. Addendum to Perion Network Ltd. Equity Incentive Plan

1.	Purpose of the Addendum

This Addendum is incorporated as part of the Perion Network Ltd. Equity Incetnive Plan (the “Plan”). All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan.  This Addendum governs grants of Stock Awards  to U.S. Persons (as defined below).

2.	Provisions of the Addendum

In connection with U.S. Persons, the provisions of this Addendum shall supersede and govern in the case of any inconsistency between the provisions of this Addendum and the provisions of the Plan, provided, however, that this Addendum shall not be construed to grant to any Stock Award Holder rights not consistent with the terms of the Plan, unless specifically provided herein.

3.	Eligibility

The individuals who shall be eligible to receive Stock Awards  under the Plan that are subject to the provisions of this Addendum shall be employees, directors and other individuals who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”), and who render services to the management, operation or development of the Company or a Subsidiary and who have contributed or may be expected to contribute materially to the success of the Company or a Subsidiary. ISOs (as defined in Paragraph 5 below) shall not be granted to any individual who is not an employee of a corporation for United States federal tax purposes.  The term “Subsidiary” as used in this Addendum means a corporation or other business entity of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock.

4.	Aggregate Maximum Number of Shares Eligible for Stock Awards

As of August 7, 2012,  the aggregate maximum number of Shares that may be issued under the Plan is 4,368,000, as such number may be adjusted in accordance with the Plan, all of which may be issued as Incentive Stock Options.

5.	Terms and Conditions of Options

Every Option granted to a U.S. Person shall be evidenced by a written Stock Award Agreement in such form as the Board or the Committee shall approve from time to time, specifying the number of Shares that may be purchased pursuant to the Stock Award , the Purchase Price, the time or times at which the Stock Award shall become exercisable in whole or in part, whether the Stock Award  is intended to be an incentive stock option under Section 422 of the Code (“ISO”) or a nonqualified stock option (“NSO”) and such other terms and conditions as the Board or the Committee shall approve, and containing or incorporating by reference the following terms and conditions.  The Plan and this Addendum shall be administered in such a manner as to permit those Stock Awards granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Code.

(a)           Duration.  Each Option shall expire no later than ten (10) years from its date of grant. No ISO granted to a Stock Award Holderwho owns (directly or under the attribution rules of Section 424(d) of the Code) shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Subsidiary shall expire later than five (5) years from its date of grant.

(b)           Purchase Price.  The Purchase Price of each Option shall be as specified by the Board or the Committee in its discretion; provided, however, that the Purchase Price shall be at least 100 percent of the Fair Market Value of the Shares on the date on which the Board or the Committee grants the Option, which shall be considered the date of grant of the Option for purposes of fixing the Purchase Price; and provided, further, that the Purchase Price with respect to an ISO granted to an Optionee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or of any Subsidiary shall be at least 110 percent of the Fair Market Value of the Shares on the date of grant of the ISO. Notwithstanding any provision in the Plan to the contrary, with respect to Non-Qualified Stock Options, the “Fair Market Value” of the Shares shall be determined in a manner that satisfies the applicable requirements of Code Section 409A, and with respect to Incentive Stock Options, such Fair Market Value shall be determined in a manner that satisfies the applicable requirements of Code Section 422, and subject to Code Section 422(c)(7).  Notwithstanding the foregoing provisions of this Section 5(b), Options may be granted with a per Share Purchase Price of less than 100% of the Fair Market Value per Share on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Code Sections 424(a) and or 409A, as applicable and (ii) in the case of a NSO that (A) does not provide for the deferral of compensation by reason of satisfying the short-term deferral rule set forth in the Treasury Regulations promulgated under Code Section 409A or (B) is compliant with Code Section 409A.

(c)           Notice of ISO Stock Disposition.  The Optionee must notify the Company promptly in the event that the Optionee sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second anniversary of the date of grant of the ISO or (ii) the first anniversary of the date the shares were issued upon the Optionee’s exercise of the ISO.

(d)           $100,000 Limit for ISOs.  The aggregate Fair Market Value (determined at the date of grant) of the Shares with respect to which ISOs granted to an Optionee and any incentive stock options granted to such Optionee under any other stock option plan of the Company, any Subsidiary or any predecessor corporation are exercisable for the first time by such Optionee during any calendar year shall not exceed U.S. $100,000, or such other limit as may be prescribed by the Code.

6.	Requirements of Law

(a)           The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Stock Award if the issuance of such Shares will result in a violation by the Stock Award , the Company or any Subsidiary of any provisions of any law, statute or regulation of any governmental authority.  Specifically, in connection with the United States Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Stock Award , the Company shall not be required to issue Shares unless the Board or the Committee has received evidence satisfactory to it to the effect that the Stock Award will not transfer such Shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required.  Any determination in this connection by the Board or the Committee shall be conclusive.  The Company shall not be obligated to take any other affirmative action in order to cause the exercise of a Stock Award to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)           All other provisions of this Addendum and the Plan notwithstanding, this Addendum and the Plan shall be administered and construed so as to avoid any person who receives a Stock Award incurring any adverse tax consequences under Code Section 409A.  The Board or the Committee shall suspend the application of any provisions of the Plan which could, in its sole determination, result in an adverse tax consequence to any person under Code Section 409A. In furtherance of the foregoing, this Addendum, the Plan and any Stock Award Agreement are intended to comply with (or be exempt from) the requirements of Code Section 409A and any ambiguities or ambiguous terms herein will be construed and interpreted in accordance with such intent.  In no event whatsoever shall the Company or any Subsidiary be liable for any additional tax, interest or penalties that may be imposed on a Stock Award Holder by Code Section 409A or for any damages for failing to comply with Code Section 409A. Each Stock Award Holder agrees to indemnify and hold harmless the Company and any Subsidiary from and against any and all taxes, interest, penalties, and other costs and expenses as a result of any non-compliance with Code Section 409A.

(c)           To the extent the Board or the Committee determines it to be desirable to qualify Stock Awards granted under this Addendum as “performance-based compensation” within the meaning of Section 162(m) of the Code, grants of such Stock Awards shall be administered by a committee of two or more “outside directors” within the meaning of Section 162(m) of the Code and shall be made in accordance with the requirements of the “performance-based compensation” exception of Section 162(m) and the regulations thereunder.

7.	Tax Withholding and Reporting

To the extent required by law, the Company shall withhold or cause to be withheld income and other taxes with respect to any income recognized by a Stock Award Holder  by reason of the exercise of a  Stock Award , and as a condition to the receipt of any Stock Award the Stock Award Holder shall agree that if the amount payable to the Stock Award Holder by the Company and any Subsidiary in the ordinary course is insufficient to pay such taxes, then the Stock Award Holder  shall upon the request of the Company pay to the Company or a designated Subsidiary an amount sufficient to satisfy its tax. As a condition to receiving the grant of any Stock Award , the Stock Award Holdershall further agree to comply with any applicable tax and legal reporting obligations with respect to the Stock Award.